ALBERTA COMPLIANCE SERVICES INC.

03003094

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
JAN 07 2003
WASH. D.C. 155 SECTION

SUPPL

December 13, 2001

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. Press Release dated November 14, 2001
2. Press Release dated November 15, 2001
3. Audited annual financial statements for the year ended June 30, 2001
4. BCSC Form 51-901F
5. Material Change Report dated November 14, 2001
6. Interim financial statements for the 3 months ended September 30, 2001
7. BCSC Form 51-901F
8. Notice of Annual Meeting of Shareholders and Information Circular
9. Instrument of Proxy
10. Supplement Mail List Card
11. Presidents Letter to Shareholders
12. Form 20
13. Insider trading report for David McQuaig dated June 5, 2001
14. Insider trading report for Ken Hughes dated November 14, 2001

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri VanHam

Sherri Van Ham
Associate

dw 1/14

82-4868

PRESS Release

For Immediate Release
Date: November 14, 2001
Close November 13, 2001 - $0.16

Trading Symbol: IHP - CDNX
Shares Outstanding: 6,909,774
Press Release #07

International Health Partners Inc.
To Acquire DentaCare Assets

CALGARY, ALBERTA—International Health Partners Inc. ("IHP" or the "Company") is pleased to announce that it has entered into a Letter of Intent ("LOI") with DentaCare Inc. ("DentaCare") of Alberta. The LOI deals with the acquisition of certain dental clinics, as well as options to acquire other clinics and management contracts from DentaCare and Dr. Nathaniel Podilsky.

The acquisition contemplated under the LOI, which is subject to full due diligence and regulatory approval, will be funded through a combination of cash and shares, subject to adjustment on closing. The acquisition will not result in a change of control, but Dr. Podilsky who is the current owner of DentaCare will become a new insider, which is in keeping with IHP's business plan.

IHP President and CFO David McQuaig states, "the DentaCare acquisition will mark another successful step in our Company's growth strategy. This acquisition initially represents approximately $780,000 in additional annual revenues for IHP and will push us to profitability by year's end."

Dr. Podilsky states "I am excited with the prospects for IHP and believe we can increase the quality and variety of health services offered by IHP, while improving access and convenience for our combined patient base. As our organization grows I see additional market opportunities in the areas of preferred service facilities, group insurance and cross-referral."

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services in the province of Alberta. By consolidating small private operations into a growing corporate structure the organization realizes increasing economies due to consolidation of non-clinical administration, shared infrastructure, efficient deployment of human resources, as well as bulk discounts for supplies and services. Within this environment the medical/dental professional is able to focus strictly on patient care, while the organization benefits from increasing revenues and improved operating margins.

IHP is currently involved in formal discussions for additional acquisition opportunities.

On Behalf of the Board of Directors of
INTERNATIONAL HEALTH PARTNERS INC.

"signed"

David McQuaig, President, CFO, and Director

Investor inquiries please call toll-free at 1-877-664-6663 - or visit our Website at www.IHP.ca - or e-mail to Investor@IHP.ca

82-4868

PRESS Release

INTERNATIONAL HEALTH PARTNERS INC

For Immediate Release
Date: November 15, 2001
Close November 09, 2001 - $0.16

Trading Symbol: IHP - CDNX
Shares Outstanding: 6,909,774
Press Release #08

International Health Partners Inc.
Private Placement

CALGARY, ALBERTA—International Health Partners Inc. ("IHP" or the "Company") reports that certain directors of the Company have arranged a sale of 700,000 shares at a price of $0.15 per share with Octagon Capital Corporation through the facilities of the Canadian Venture Exchange today.

The proceeds from this sale will be used to fund a private placement of 700,000 units of the Company at a price of $0.135. Each unit will consist of one common shares and one share purchase warrant. Each warrant will have an expiry date of two years from date of the closing of the private placement and an exercise price of $0.20 for the first 12 months and $0.30 for the second 12 months. The proceeds will be used for working capital and to fund future acquisitions opportunities.

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medic al and dental services in the province of Alberta. By consolidating small private operations into a growing corporate structure the organization realizes increasing economies due to consolidation of non-clinical administration, shared infrastructure, efficient deployment of human resources, as well as bulk discounts for supplies and services. Within this environment the medical/dental professional is able to focus strictly on patient care, while the organization benefits from increasing revenues and improved operating margins.

On Behalf of the Board of Director

David McQuaig, President, CFO, and Director

Investor inquiries please call toll-free at 1-877-664-6663 - or visit our Website at www.IHP.ca - or e-mail to Investor@IHP.ca

82-4868

FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: ________Schedule A

___X___Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER: International Health Partners Inc.

ISSUER ADDRESS: 501, 501 – 18 Ave SW, Calgary, AB T2S 0C7
ISSUER PHONE: (403) 264-7664
ISSUER FAX: (403) 264-7640

CONTACT PERSON: David McQuaig

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (403) 264-7664

FOR YEAR ENDED: June 30, 2001

DATE OF REPORT: November 19, 2001

CONTACT EMAIL ADDRESS: info@ihp.ca

WEB SITE ADDRESS: www.ihp.ca

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David McQuaig	"David McQuaig"	November 19, 2001
NAME OF DIRECTOR		DATED
Ken Hughes	"Ken Huhges"	November 19, 2001
NAME OF DIRECTOR		DATED

82-4868

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs

Expenses shown are broker down into three main categories. $1,804,283 relates to expenses directly incurred in the daily operation of Medical & Dental Clinics. $238,186 relates to General & Administrative expenses of the "Head Office". This includes salaries for head office staff as well as head office contributions to accounting, marketing and staffing administration. Depreciation and amortization of $198,105 relates mainly to depreciation expenses incurred for facilities and equipment acquired.

2. Related Party Transactions

There were no related party transactions.

3.(a) Summary of securities issued and options granted during the period

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
May 24,	Common	Exercise of options	84,200	$0.25	$21,050	Cash
May 24	Common	Exercise of options	15,800	$0.36	$5,688	Cash

3.(b) Options Granted during the period

Date of Issue	Number	Name of Optionee	Exercise Price	Expiry Date
March 30	30,000	Ken Hughes	$0.20	March 30/06

4.(a)(b) Particulars of Authorized Capital and Summary of Shares Issued and Outstanding

Authorized: Unlimited Common Shares with no par value

Issued: 5,155,274 common shares
Value of common shares: $1,115,495

4.(c) Summary of Options outstanding as at June 30, 2001

Security	Number	Exercise Price	Expiry Date
Options	267,600	$0.25	October 6, 2004
Options	64,200	$0.36	March 16, 2005
Options	30,000	$0.20	March 30, 2006
Warrants	1,324,500	$0.25	May 30, 2003
Warrants	469,000	$0.60	January 27, 2002

4.(d) Shares in Escrow as at February 28, 2001

777,777 common shares are held in escrow.
There are no pooling agreements.

5 List of Directors and Officers as at November 19, 2001, 2001

David McQuaig	President, CFO, Director
Randy Dawson	Secretary, Director
Bob Syverson	Director
Ed Belanger	CEO
Steve Walton	Director
Ken Hughes	Director
Dr. Nathaniel Podilsky	Director

Schedule C: Management Discussion

International Health Partners Inc. provides Practice Management services to Medical & Dental Practitioners, thus allowing them to focus on quality patient care. The corporation markets and operates Dental Centres with the brand 310 SMILE and trades under the symbol IHP on the Canadian Venture Exchange.

For the year ending June 30, 2001, the Corporation recorded total revenue of $2,943,756 of which $2,049,635 was derived from dental services income and $894,121 was derived from medical services income. Another $63,880 of other income was generated primarily from management fee revenue and sub lease rental revenue.

Expenses directly relating to the medical and dental services income totalled $1,223,857 for the year ending June 30, 2001. Operating expenses, aside from the amount above, relating to these dental clinics totalled $1,804,283 plus depreciation of $198,105. The General and Administrative expenses for the Management of the Corporation were $238,186. As a result of the foregoing, the Corporation had a loss for the period of $509,247 including depreciation of $198,105.

As at June 30, 2001, the Corporation had cash and/or cash equivalents and accounts receivable totalling $188,185. The Corporation intends to continue to acquire dental and medical practices over the ensuing twelve months in the province of Alberta.

In April of 2001 the corporation acknowledged its failure to close on a previously announced "4th Dental" acquisition. This resulted in a one time loss of approximately $68,000.00

On June 4th the corporation entered into a letter of intent with DentaCare Inc. Management spent several months negotiating this merger / acquisition that became effective July 1, 2001. International Health Partners (IHP) acquired a fourth dental office "DentaCare Westland" in Spruce Grove, Alberta. However this acquisition was multi faceted in that it saw IHP also acquire management agreements to supply management services for 3 other DentaCare offices. Additionally IHP acquired the University of Alberta Graduate Students Association Dental Plan contract. Furthermore in a bid to enhance and streamline our administrative infrastructure IHP absorbed the administrative office and staff of DentaCare Inc. the private practice management company that previously managed the DentaCare chain of clinics. The combined result of this transaction is expected to add $1.2 million in additional revenues and decrease administrative costs by $100,000 annually.

From a cash flow basis, all six clinics are cash flow positive and management now anticipates head office overhead costs to be covered by the revenue from the operations of these six clinics.

On November 19th, 2001, one director and two other investors subscribed for 700,000 units in a private placement priced at .135 for net proceeds to the corporation of $94,500.00.

82-4868

Material Change Report
Securities Act (Alberta) Section 118
Securities Act (BC) Section 85

Reporting Issuer

International Health Partners Inc.
501, 501 - 18 Ave S.W.
Calgary, Alberta T2S 0C7

Date of Material Change:

November 14, 2001

News Release:

A news release was issued on November 14, 2001 and disseminated through Canadian Corporate News.

Summary of Material Change:

International Health Partners announces the execution of a Letter of Intent with DentaCare Inc. to acquire certain dental clinics.

Full Description of Material Change:

International Health Partners announces the execution of a Letter of Intent with DentaCare Inc. to acquire certain dental clinics as well as options to acquire other clinics and management contracts The acquisition will be funded through a combination of cash and shares. Dr. Nathaniel Podilsky with become a director of International Health Partners.

Reliance on Confidentiality Provision:

Not applicable

Omitted Information:

None

Senior Officer:

For further information please contact David B. McQuaig, President and CFO at telephone number 403-264-7664.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.
Dated November 19, 2001 at the City of Calgary in the Province of Alberta.

"signed"

David B. McQuaig, President & CFO
International Health Partners Inc.

82-4868

QUARTERLY REPORT

Q1

INTERNATIONAL HEALTH PARTNERS INC.

1st Quarter Report to Shareholders September 30, 2001

Consolidated Balance Sheet
(Unaudited)

	Sept 30 2001	June 30 2001
Assets		
Current Assets		
Accounts Receivable	242,816	188,185
Share subscriptions receivable	84,251	-
Inventory	53,163	30,753
Deposits & Prepaids	35,020	77,320
	415,250	296,258
Goodwill	369,154	120,978
Capital Assets	1,072,095	960,806
Intangible Assets	12,574	
	$ 1,869,073	$ 1,378,042
Liabilities & Shareholders Equity		
Bank Indebtedness	113,501	37,968
Accounts payable & accrued liabilities	488,480	389,242
Share subscriptions payable	155,000	198,013
Current portion of long-term debt	71,952	51,940
Current portion of lease obligations	109,486	102,110
	938,419	779,273
Long-term lease obligations	377,885	404,879
Long-term debt	65,833	65,517
Convertible debenture	112,500	17,500
	556,218	487,896
Shareholders Equity		
Share Capital	1,433,782	1,115,495
Deficit	(1,059,346)	(1,004,622)
	374,436	110,873
	$1,869,073	**$1,378,042**

2

Consolidated Statement of Operations (Unaudited)

	ENDING SEPT. 30	
	2001	2000
Revenue		
Physician & Dental Billings	1,065,460	423,071
Dental Contract	87,975	-
	1,153,435	423,071
Less:		
Physician & Dental Fees	378,994	61,281
Lab Fees	98,414	48,720
Dental contract services	67,777	-
	545,185	110,001
Add:		
Management Fees	23,817	-
Other Income	4,407	800
	28,224	800
	636,474	**313,870**
Expenses		
Operating Expenses	531,581	364,045
General & Administrative	96,744	47,748
Depreciation & Amortization	62,873	46,527
	691,198	**458,320**
Loss for the Period	(54,724)	(144,450)
Deficit, Beginning of Per	(1,004,622)	(495,375)
Deficit, End of Period	**$ (1,059,346)**	**$ (639,825)**
Loss per share, basic	-0.01	-0.03

Consolidated Statement of Cash Flows (Unaudited)

	ENDING SEPT. 30	
	2001	2000
Cash flows from (used in) operating activities:		
Loss for the period	(54,724)	(144,450)
Add: Items not requiring a current cash outlay		
Depreciation & Amortization	62,873	46,527
Services settled with issuance of shares	2,500	
Net changes in non-cash working capital relating to operating balances	(217,766)	12,575
	(207,117)	(85,348)
Cash flows from (used in) financing activities:		
Lease obligations	(19,618)	9,584
Proceeds from long term debt	29,328	(8,610)
Issuance of convertible debenture	86,000	35,000
Issuance of common shares	470,787	163,973
	566,497	199,947
Cash flows from (used in) investing activities:		
Short-term investments, net	-	53,160
Business acquisition costs	(2,500)	(24,060)
Goodwill-business acquisitions	(245,676)	-
Purchase of capital assets	(186,737)	(114,994)
	(434,913)	(85,894)
Increase (decrease) in Cash	(75,533)	28,705
Cash beginning of the period	(37,968)	(65,578)
Cash end of the period	$ (113,501)	$ (36,873)

CORPORATE INFORMATION

HEAD OFFICE

#501 – 501 18th Ave SW
Calgary, Alberta T2S-0C7
Telephone: (403) 264 - 7664
Fax: (403) 264-7640
E-mail: **info@ihp.ca**

AUDITORS

KPMG
1100, 205 – 5th Avenue SW
Calgary, Alberta T2P 4B9

SOLICITORS

McLeod & Company
300 – 14505 Bannister Rd. S.E.
Calgary, Alberta T2X 3J3

BANK

Royal Bank of Canada
Bow Valley Square Branch
255 – 5th Avenue SW
Calgary, Alberta T2P 3G6

EXCHANGE

Canadian Venture Exchange
Trading Symbol: IHP

INTERNATIONAL HEALTH PARTNERS INC.

INTERNATIONAL HEALTH PARTNERS INC.

Notes to Financial Statements

For the Three Month Period ended September 30, 2001

1. General:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2001, as they do not include all of the disclosure requirements of annual financial statements.

2. Significant accounting policies:

The accounting policies and methods of these financial statements are the same as those used in the annual consolidated financial statements, except goodwill has not been amortized for the three month period ended September 30, 2001 in accordance with a new accounting requirement.

3. Business acquisitions:

(a) DentaCare – Westland (Westland):

The Corporation acquired certain assets of Westland effective July 1, 2001. The transaction was accounted for using the purchase method. The assets acquired include petty cash, accounts receivable, prepaid expenses, inventory, dental equipment, computer equipment and leasehold improvements for a total purchase price of $290,842, including acquisition costs of $44,500.

(b) DentaCare Inc.:

The Corporation acquired certain assets of DentaCare Inc. effective July 1, 2001. The transaction was accounted for using the purchase method. Intangible assets were acquired for a purchase price of $35,770.

As consideration, the Corporation paid cash in the amount of $22,112, issued 775,000 Common Shares at a deemed price of $0.20 per share and issued a convertible debenture in the amount of $105,000. Common Shares were issued subsequent to September 30, 2001 and have been recorded as share subscriptions payable. The corporation also assumed a bank overdraft in the amount of $73,248, accounts payable and accrued liabilities in the amount of $53,811 and a bank loan in the amount of $45,191. The excess of the purchase price of $326,612 over the net assets acquired at assigned values of $80,936 is recorded as goodwill.

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

Consideration:

	Westland	DentaCare Inc.	Total
Cash	$ 22,112		$ 22,112
Convertible debenture	69,230	$ 35,770	105,000
Issuance of share capital	155,000		155,000
Acquisition costs	44,500		44,500
TOTAL	$ 290,842	$ 35,770	$ 326,612

Net Assets acquired, at fair value:

	Westland	DentaCare Inc.	Total
Petty Cash	$ 500		$ 500
Accounts receivable	40,214		40,214
Prepaid expense	4,981		4,981
Inventory	21,971		21,971
Dental equipment	38,321		38,321
Leaseholds	101,307		101,307
Computer equipment	10,122		10,122
Intangible assets		$ 35,770	35,770
Goodwill	245,676		245,676
Bank overdraft	(73,248)		(73,248)
Accounts payable & accrued liabilities	(53,811)		(53,811)
Bank loan	(45,191)		(45,191)
TOTAL	$ 290,842	$ 35,770	$ 326,612

4. Intangible Assets

Intangible assets purchased July 1, 2001 have been amortized as follows:

Dental contract on a straight-line basis over 3.5 months.

License agreement on a straight-line basis over 42 months

	Cost	Accumulated amortization	Net book value
Dental Contract	$ 26,270	$ 22,517	$ 3,753
License Agreement	9,500	679	8, 821
	$ 35,770	$ 23,196	$ 12,754

82-4868

FORM 51-901F

Quarterly Report

Incorporated as part of:	____________Schedule A
	___X___Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER:	International Health Partners Inc.
ISSUER ADDRESS:	501, 501–18 Ave SW, Calgary, AB T2S 0C7
ISSUER PHONE:	(403) 264-7664
ISSUER FAX:	(403) 264-7640
CONTACT PERSON:	David McQuaig
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(403) 264-7664
FOR QUARTER ENDED:	September 30, 2001
DATE OF REPORT:	November 29, 2001
CONTACT EMAIL ADDRESS:	info@ihp.ca
WEB SITE ADDRESS:	www.ihp.ca

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David McQuaig	"David McQuaig"	November 29, 2001
NAME OF DIRECTOR		DATED
Ken Hughes	"Ken Huhges"	November 29, 2001
NAME OF DIRECTOR		DATED

82-4868

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs

Expenses shown are broken down into three main categories. $531,581 relates to expenses directly incurred in the daily operation of Medical & Dental Clinics. $96,744 relates to General & Administrative expenses of the "Head Office". This includes salaries for head office staff as well as head office contributions to accounting, marketing and staffing administration. Depreciation and amortization of $62,873 relates mainly to depreciation expenses incurred for facilities and equipment acquired.

2. Related Party Transactions

There were no related party transactions.

3.(a) Summary of securities issued and options granted during the period

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
Aug/20	Common	Private Placement	1,324,500	$0.175	$231,787	Cash
Sept/25	Common	Acquisition & Finders Fee	430,000	$0.20	$86,000	Acquisition of SW Medical Clinic & Finders Fee

3.(b) Options Granted during the period

Date of Issue	Number	Name of Optionee	Exercise Price	Expiry Date
N/A				

4.(a)(b) Particulars of Authorized Capital and Summary of Shares Issued and Outstanding

Authorized: Unlimited Common Shares with no par value

Issued: 6,909,774 common shares
Value of common shares: $1,433,495

82-4868

4.(c) Summary of Options outstanding as at June 30, 2001

Security	Number	Exercise Price	Expiry Date
Options	267,600	$0.25	October 6, 2004
Options	64,200	$0.36	March 16, 2005
Options	30,000	$0.20	March 30, 2006
Warrants	1,324,500	$0.25	May 30, 2003
Warrants	234,500	$0.60	January 27, 2002

4.(d) Shares in Escrow as at February 28, 2001

777,777 common shares are held in escrow.
There are no pooling agreements.

5 List of Directors and Officers as at November 19, 2001, 2001

David McQuaig	President, CFO, Director
Randy Dawson	Secretary, Director
Bob Syverson	Director
Ed Belanger	CEO
Steve Walton	Director
Ken Hughes	Director
Dr. Nathaniel Podilsky	Director

82-4868

Schedule C: Management Discussion

International Health Partners Inc. provides Practice Management services to Medical & Dental Practitioners, thus allowing them to focus on quality patient care. The corporation markets and operates Dental Centres with the brand 310 SMILE and trades under the symbol IHP on the Canadian Venture Exchange.

For the first quarter ending September 30, 2001, the Corporation recorded total revenue of $1,153,435 of which $758,726 was derived from dental services income and $280,775 was derived from medical services income. Another $113,934 of other income was generated primarily from management fee revenue and dental plan revenue.

Expenses directly relating to the medical and dental services income totalled $545,185 for the first quarter ending June 30, 2001. Operating expenses, aside from the amount above, relating to these clinics totalled $531,581 plus depreciation of $62,873. The General and Administrative expenses for the Management of the Corporation were $96,744. As a result of the foregoing, the Corporation was cash flow positive for the period in the amount of $8,149, this was comprised of a loss of $54,724 less depreciation of $62,873.

As at Sept 30, 2001, the Corporation had cash and/or cash equivalents and accounts receivable totalling $242,816. The Corporation intends to continue to acquire dental and medical practices over the ensuing year.

On November 19th, 2001, one director and two other investors subscribed for 700,000 units in a private placement priced at .135 for net proceeds to the corporation of $94,500.00.

Management is currently seeking acquisition capital for several existing opportunities. Additionally management continues with its previous objective of increasing revenue and profitability at its existing clinics.

82-4868

International Health Partners Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO: The Shareholders of International Health Partners Inc.

TAKE NOTICE that the Annual Meeting (the "Meeting") of the shareholders of International Health Partners Inc. (the "Corporation") will be held at the Plus 15 Meeting Room, Ernst & Young Tower, 440 – 2 Ave. SW, Calgary, Alberta on the 20th day of December, 2001 at 2:00 p.m. (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation for the year ended June 30, 2001, and the auditors' report thereon.

2. To elect directors.

3. To appoint auditors and to authorize the directors to fix their remuneration.

4. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice.

SHAREHOLDERS OF THE CORPORATION WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH THE CORPORATION'S AGENT, ALBERTA COMPLIANCE SERVICES INC., 602, 304 - 8TH AVE. S.W., CALGARY, AB, T2P 1C2. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS, AND HOLIDAYS) BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

The Board of Directors of the Corporation has fixed as the record date for the Meeting at the close of business on November 9, 2001. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting, unless such shareholder transfers shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than the close of business on the date ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta, this 9th day of November, 2001

ON BEHALF OF THE BOARD OF DIRECTORS

"David McQuaig"
David McQuaig
President

INTERNATIONAL HEALTH PARTNERS INC.
(the "Corporation")

INFORMATION CIRCULAR

for the Annual Meeting
to be held on Thursday, **December 20, 2001**

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies for use at the Annual Meeting of the Shareholders of the Corporation (the "Meeting") to be held on **December 20, 2001,** Plus 15 Meeting Room, Ernst & Young Tower, 440 – 2 Ave. SW, at 2:00 p.m. (Calgary time) and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting. Instruments of proxy must be received by the Corporation's agent, Alberta Compliance Services Inc., 602, 304 - 8th Ave. S.W., Calgary, AB, T2P 1C2, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on November 9, 2001. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting, unless such shareholder transfers shares after the Record Date and the transferee establishes ownership of such shares and demands, not later than the close of business ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

Voting of Common Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold shares in their own name ("beneficial shareholders"). Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the broker or an agent of a broker. Shares held by brokers or their nominees can be voted upon the instructions of the beneficial shareholder. The directors and officers of the Corporation do not know for whose benefit the shares are registered. ***Therefore, beneficial shareholders may not be recognized at the Meeting for the purposes of voting their shares in person or by way of proxy.***

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of the meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their shares are voted at the meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Independent Investor Communications Corporation ("ADP"). ADP mails the proxy materials to the beneficial shareholders and ask them to return the proxy forms to ADP. ***A beneficial shareholder receiving a proxy from ADP may not be able use that proxy to vote shares directly at the Meeting. The***

proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

Registered Shareholders Revocability of Proxy

A registered shareholder ("shareholder") who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or shareholder's attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making Solicitations

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Proxy, Notice of Annual Meeting, and this Information Circular will be borne by the Corporation. Solicitation will primarily be by mail. In addition, proxies may be solicited in person, by telephone or other means of communication and by directors, officers, and employees of the Corporation, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

Common shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting, and where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE CORPORATION ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND NOTICE OF ANNUAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT OF THE CORPORATION KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

Matters to be Acted upon at the Meeting

ELECTION OF DIRECTORS

At the Meeting, it is proposed that five (5) directors be elected, to hold office until the next annual meeting or until their successors are elected or appointed. There are currently five (5) directors of the Corporation, each of whom retire from office at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the election of directors of the nominees set forth below.

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Shares Beneficially Owned[1]	Offices Held and Date became a Director	Principal Occupation
David McQuaig[2] Calgary, Alberta	628,500	President and Chief Financial Officer, director since May 1997	President of the Corporation.
Randy Dawson Calgary, Alberta	156,166	Secretary, director since May 1997	President and Director of Alberta Spirits Inc.
H. Steven Walton Cypress, Texas	nil	Director since August 1998	Managing Director, Bellmeade Capital Partners, LLC.
Robert J. Syverson Coronado, California	nil	Director since November 1998	Senior Vice-President, Roncone Division, Orthodontic Centers of America Inc.
Ken Hughes[2] Calgary, Alberta	100,000	Director since December 2000	President of Trade Strategies International Inc. since 1987. President and CEO of Virgin Energy Inc.
Nathaniel Podilsky[2] Edmonton, Alberta	nil	Director since July 1, 2001	Dentist since June 1982

[1]Information as to shares beneficially owned, not being in the knowledge of the Corporation, has been furnished by the respective directors.

[2]Member of Audit Committee. The Corporation is required to have an audit committee by applicable corporate legislation. The Corporation does not have an executive committee.

APPOINTMENT OF AUDITORS

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of KPMG, LLP, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration. KPMG, LLP have been the Corporation's auditors since June 1999.

Voting Shares and Principal Holders thereof

As at November 9, 2001, 6,909,774 common shares of the Corporation were issued and outstanding, each such share carrying the right to one vote at the Meeting. A quorum for the transaction of business at the Meeting is not less than one (1) person present holding or representing by proxy not less than five per cent (5%) of the shares entitled to be voted.

To the knowledge of the directors and senior officers of the Corporation, as at November 9, 2001, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Compensation of Executive Officers and Directors

For the purposes of this section, "executive officer" means the Chairman and the Vice-Chairman of the Board of Directors, the President, and any Vice-President in charge of a principal business unit such as sales, finance, or corporate planning, and any other officer of the Corporation who performs a policy-making function in respect of the Corporation, whether or not such officer is also a director of the Corporation. As at June 30, 2001, the Corporation had two executive officers.

Aggregate Remuneration

The aggregate cash compensation paid to the Corporation's executive officers for services rendered during the financial year ended June 30, 2001 was $182,000. Cash compensation includes salaries, fees (including directors' fees), commissions and bonuses and, in addition to amounts actually paid during and for the most recently completed financial year, cash compensation includes: bonuses to be paid for services rendered during the most recently completed financial year unless those amounts have not yet been allocated; bonuses paid during the most recently completed financial year for services rendered in a previous financial year; and any compensation other than bonuses earned during the most recently completed financial year, the payment of which is deferred.

Executive Compensation

Summary Compensation Table

The Summary Compensation Table below sets forth all compensation information concerning the Named Executive Officers of the Corporation for the fiscal years ended June 30, 2001, 2000, and 1999. No named executive officer received compensation exceeding $100,000 during the last three completed fiscal years except as set out in the table below.

	Annual Compensation		Long-Term Compensation	
Name and Principal position	Year Ending June 30	Salary ($)	Options (1)	All other Compensation ($)
Ed Belanger CEO	2001 2000 1999	nil nil nil	106,400 106,400 nil	98,000 60,000 nil
David McQuaig President & CFO	2001 2000 1999	84,000 84,000 nil	104,200 104,200 nil	nil 14,500 nil

Notes:
(1) Denotes number of common shares of the Corporation covered by options during the year.

Aggregated Option Exercises in Last Financial year and Financial Year-end Option Values

The following table summarized the number of common shares acquired during the fiscal year ended June 30, 2001 by Named Executive Officers of the Corporation pursuant to the exercise of the stock options, the aggregate value realized upon such exercise and the number of common shares covered by unexercised options under the Plan as at June 30, 2001. Value realized upon exercise is the difference between the fair market value of the underlying shares on the exercise date and the exercise or base price of the options. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on June 30, 2001 which was $0.31 per common share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be, realized. The options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. There can be no assurance that these values will be realized.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at June 30, 2001	Value of Unexercised in-the-money Options at June 30, 2001 Exercisable
Ed Belanger	Nil	Nil	106,400	4,184
David McQuaig	100,000	25,000	4,200	nil

Compensation of Directors

The directors of the Corporation are not entitled to receive a fee for attending meetings and are entitled to receive reimbursement for traveling and other expenses properly incurred while attending meetings of the Board of Directors or any committee thereof or in the performance of their duties as directors of the Corporation. The aggregate compensation paid to the directors of the Corporation and its subsidiaries as directors during the financial year ended June 30, 2001 was nil.

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Other Compensation

The aggregate value of the other compensation (including benefits) paid by the Corporation to executive officers of the Corporation did not exceed the lesser of $10,000 times the number of executive officers and 10% of the cash compensation paid to executive officers during the financial year ended June 30, 2001.

Stock Options

The Corporation has a Stock Option Plan (the "Plan") authorizing the grant of options to designated participants (being directors, officers, employees, or consultants of the Corporation). The Board of directors of the Corporation will make available common shares for stock options in the number, at the exercise price and during the period that it considers appropriate.

During the last fiscal year, the Corporation granted 30,000 stock options to a director. The exercise price is $0.20 per common share and expiry date is March 30, 2006. During the last fiscal year, 100,000 options were exercise for a stated value of $26,738. Since June 30, 2001 297,600 options were granted to officers, directors, employees and consultants with an exercise price of $0.16 and an expiry date of October 29, 2006. The following options remain outstanding and unexercised as of November 9, 2001:

Name	Position	# of options	Exercise price	Expiry date
David McQuaig	President	168,300	$0.16	Oct 29/06
		4,200	$0.36	Mar 16/05
Nat Podilsky	Director	34,500	$0.16	Oct 29/06
Ken Hughes	Director	4,500	$0.16	Oct 29/06
		30,000	$0.20	Mar 30/06
Randy Dawson	Director	4,500	$0.16	Oct 29/06
		20,000	$0.36	Mar 16/05
		30,000	$0.25	Oct 6/04
Robert Syverson	Director	22,500	$0.16	Oct 26/06
		46,500	$0.25	Oct 6/04
Steve Walton	Director	22,500	$0.16	Oct 29/06
		46,500	$0.25	Oct 6/04
Consultants		111,800	$0.16	Oct 29/06
		20,000	$0.36	Mar 16/05
		43,200	$0.25	Oct 6/04
Employees		15,000	$0.16	Oct 29/06
		20,000	$0.36	Mar 16/05
		15,000	$0.25	Oct 6/04

Indebtedness of Directors and Senior Officers

Management of the Corporation is not aware of any indebtedness outstanding by directors or senior officers of the Corporation to the Corporation or its subsidiaries at any time since the commencement of the last completed financial year of the Corporation.

Management Contracts

There are no management functions of the Corporation or it subsidiaries which are performed to a substantial degree by a person other than a director or senior officer.

Interest of Insiders in Material Transaction

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, nominees for director, any shareholder who beneficially owns more than 10% of the shares of the Corporation, or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Interest of Certain Person and Companies in Matters to be Acted Upon

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

Other Matters

Management knows of no amendment, variation, or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or person voting the proxy.

Approval and Certification

The contents and sending of this Information Circular has been approved by the Directors of the Corporation. *The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.*

DATED at Calgary, Alberta, this 9th day of November 2001.

"David McQuaig"

David McQuaig
President and Chief Financial Officer

"Ed Belanger"

Ed Belanger
Chief Executive Officer

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kpmg

Consolidated Financial Statements of

INTERNATIONAL HEALTH PARTNERS INC.

Years ended June 30, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of International Health Partners Inc. as at June 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed "KPMG LLP"

Chartered Accountants

Calgary, Canada
November 2, 2001

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INTERNATIONAL HEALTH PARTNERS INC.

Consolidated Balance Sheets

June 30, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Short-term investments (market value: 2001 - $nil; 2000 - $53,160)	$ –	$ 53,160
Accounts receivable	188,185	89,658
Inventory	30,753	38,036
Prepaid expenses and deposits	77,320	89,789
	296,258	270,643
Capital assets (note 6)	960,806	884,226
Goodwill (note 7)	120,978	112,500
	$ 1,378,042	$ 1,267,369
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 8)	$ 37,968	$ 65,578
Accounts payable and accrued liabilities	389,255	189,956
Other accounts payable (note 9)	198,000	–
Current portion of long-term debt (note 10)	51,940	34,440
Current portion of capital lease obligations (note 11)	102,110	50,654
	779,273	340,628
Long-term debt (note 10)	83,017	99,957
Capital lease obligations (note 11)	404,879	470,521
	487,896	570,478
Shareholders' equity:		
Share capital (note 12)	1,115,495	851,638
Deficit	(1,004,622)	(495,375)
	110,873	356,263
Future operations (note 2)		
Commitments (note 16)		
Subsequent events (note 17)		
	$ 1,378,042	$ 1,267,369

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "David B. McQuaig" Director

Signed "Kenneth G. Hughes" Director

INTERNATIONAL HEALTH PARTNERS INC.

Consolidated Statements of Operations and Deficit

Years ended June 30, 2001 and 2000

	2001	2000
Dental revenue	$ 2,049,635	$ 942,335
Medical revenue	894,121	–
	2,943,756	942,335
Dental, medical and lab fees	1,223,857	363,771
	1,719,899	578,564
Other income and expenses:		
Operating	1,804,283	676,405
General and administrative	238,186	147,721
Interest on long-term obligations	52,452	15,459
Write-down in value of short-term investments	–	7,870
Other income	(63,880)	(26,883)
Depreciation and amortization	198,105	115,338
	2,229,146	935,910
Net loss	(509,247)	(357,346)
Deficit, beginning of year	(495,375)	(138,029)
Deficit, end of year	$ (1,004,622)	$ (495,375)
Loss per share, basic and diluted	$ (0.10)	$ (0.09)

See accompanying notes to consolidated financial statements.

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INTERNATIONAL HEALTH PARTNERS INC.

Consolidated Statements of Cash Flows

Years ended June 30, 2001 and 2000

	2001	2000
Cash flows from (used in) operating activities:		
Net loss	$ (509,247)	$ (357,346)
Items not involving cash:		
Depreciation and amortization	198,105	115,338
Services settled with the issuance of shares	9,000	–
Write-down in value of short-term investments	–	7,870
	(302,142)	(234,138)
Net change in non-cash working capital relating to operating balances (note 15)	244,524	(19,341)
	(57,618)	(253,479)
Cash flows from (used in) financing activities:		
Issuance of common shares	216,857	349,050
Increase in operating loan	25,000	–
Increase in long-term debt	–	134,397
Repayment of long-term debt	(59,440)	–
Repayment of capital lease obligations	(54,705)	(99,096)
Repayment of convertible debenture	–	(50,000)
	127,712	334,351
Cash flows from (used in) investing activities:		
Purchase of capital assets	(12,984)	(229,125)
Proceeds on sale of short-term investments	53,160	122,762
Business acquisitions (note 5)	(57,660)	(50,000)
	(17,484)	(156,363)
Increase (decrease) in cash and cash equivalents	52,610	(75,491)
Cash and cash equivalents (bank indebtedness), beginning of year	(65,578)	9,913
Bank indebtedness, end of year (note 8)	$ (12,968)	$ (65,578)
Supplementary disclosure of cash flow information:		
Interest paid in the year	$ 52,452	$ 15,459

See accompanying notes to consolidated financial statements.

1. **General:**

International Health Partners Inc. (the "Corporation") is incorporated under the Business Corporations Act (Alberta).

The Corporation acts as a dental and medical practice management company through which it acquires operating dentistry and medical assets, employs the non-professional personnel and enters into service agreements with dental and medical practitioners.

On March 22, 2001 Canadian Dental Partners Inc. was continued under the Business Corporations Act (Alberta) under the name International Health Partners Inc.

2. **Future operations:**

The consolidated financial statements are prepared on a basis appropriate for a going concern which assumes the realization of assets and settlement of liabilities in the normal course of business. At June 30, 2001, the Corporation has a working capital deficiency and has incurred significant operating losses. The Corporation's ability to continue as a going concern is dependent upon achieving profitable operations and obtaining financing to meet its obligations. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of certain assets and liabilities and the reported revenue and expenses.

3. **Significant accounting policies:**

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Corporation's subsidiaries. Inter-company transactions and balances have been eliminated.

(b) Cash and cash equivalents:

Cash and cash equivalents consist of bank deposits and short-term investments with maturities of three months or less.

(c) Short-term investments:

Short-term investments are valued on a portfolio basis at the lower of cost or quoted market value.

(d) Inventory:

Inventory is stated at the lower of cost and net realizable value.

INTERNATIONAL HEALTH PARTNERS INC.

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2001 and 2000

3. Significant accounting policies (continued):

(e) Capital assets:

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets at the following annual rates.

Asset	Basis	Rate
Office furniture and fixtures	Declining balance	20%
Dental and medical equipment	Declining balance	20%
Computer equipment and software	Declining balance	30%
Leasehold improvements	Straight-line	10 years

(f) Goodwill:

Goodwill represents the excess of purchase price over the net assets acquired. Amortization is provided on a straight-line basis over 5 years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events or circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary based on the expected cash flows.

(g) Loss per share:

Basic loss per Common Share is calculated using the weighted average number of Common Shares outstanding during the year. For the year ended June 30, 2001 the weighted average number of Common Shares outstanding were 4,959,775 (2000 – 4,121,028). Fully diluted loss per Common Share is not shown, as there are no material dilutive factors.

(h) Future income taxes:

The Corporation follows the liability method of accounting for income taxes. Under this method, the difference between future tax assets and liabilities and their financial reporting basis is computed and measured using the current tax rates (note 13).

(i) Stock-based compensation plans:

The Corporation has stock-based compensation plans which are described in detail in note 12(c). No compensation expense is recognized for these plans when stock options are granted. Consideration paid on exercise of stock options or purchase of stock is credited to share capital.

3. Significant accounting policies (continued):

(j) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

4. Change in accounting policy:

Effective July 1, 2000 the Corporation adopted the liability method relating to accounting for income taxes. Previously the Corporation followed the deferral method. The new policy has been adopted retroactively and there has been no change in previously reported amounts. Comparative financial statements have not been restated.

5. Business acquisitions:

(a) BowGlen Medical Centre ("BowGlen"):

The Corporation acquired certain assets of BowGlen on September 1, 2000. The transaction was accounted for using the purchase method. The assets acquired include inventory, medical equipment and leasehold improvements for a total purchase price of $101,830, including acquisition costs of $31,830.

The Corporation issued 126,667 Common Shares at a deemed price of $0.30 per share, issued a note payable for $35,000, and assumed liability for a term loan of $25,000 to complete the acquisition. The excess of the purchase price of $101,830 over the net assets acquired at assigned values of $75,000 is recorded as goodwill.

(b) Southwest Medical Centre ("Southwest"):

The Corporation acquired certain assets of Southwest on November 1, 2000. The transaction was accounted for using the purchase method. The assets acquired include inventory, medical equipment, and leasehold improvements for a total purchase price of $112,830 including acquisition costs of $28,830.

As consideration, the Corporation agreed to issue 420,000 Common Shares at a deemed price of $0.20 per share. The Common Shares, which were agreed to be issued in connection with this purchase were issued subsequent to June 30, 2001. The agreed upon purchase consideration has been recorded in other accounts payable at June 30, 2001.

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5. **Business acquisitions (continued):**

(b) Southwest Medical Centre ("Southwest") (continued):

The excess of the purchase price of $112,830 over the net assets acquired at assigned values of $100,000 is recorded as goodwill.

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

	BowGlen	Southwest	Total
Consideration:			
Note payable	$ 35,000	$ –	$ 35,000
Issuance of share capital	38,000	84,000	122,000
Acquisition costs	28,830	28,830	$ 57,660
	$ 101,830	$ 112,830	$ 214,660

Net assets acquired, at fair value:

	BowGlen	Southwest	Total
Inventory	$ 5,000	$ 5,000	$ 10,000
Medical equipment	10,000	40,000	50,000
Leasehold improvement	85,000	55,000	140,000
Goodwill	26,830	12,830	39,660
Assumption of term loan	(25,000)	–	(25,000)
	$ 101,830	$ 112,830	$ 214,660

(c) Calgary Centre for Laser Dentistry Inc. ("CCLD"):

The Corporation acquired certain assets of CCLD on August 1, 1999. The transaction was accounted for using the purchase method. The assets acquired include inventory, equipment and leasehold improvements for a total purchase price of $357,952.

The Corporation issued 500,000 Common Shares at a deemed price of $0.15 per share and assumed lease obligations totaling $282,952 to complete the acquisition. The completion of this acquisition constituted the Corporation's major transaction pursuant to the Alberta Securities Commission Rule 46-501.

5. Business acquisitions (continued):

(d) Glenmore Landing Dental Wellness Centre ("GLDWC"):

The Corporation acquired certain assets of GLDWC on January 1, 2000. The transaction was accounted for using the purchase method. The assets acquired include computer equipment and software, dental equipment, inventory and leasehold improvements for a total purchase price of $215,000.

As consideration, the Corporation issued 111,111 Common Shares at a deemed price of $0.45 per share, paid cash of $50,000, assumed lease obligations totaling $190,000 and issued a convertible debenture in the amount of $50,000. The convertible debenture was repaid in the current year.

The excess of the purchase price of $150,000 over the fair value of the net assets acquired of $25,000 is recorded as goodwill.

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

	CCLD	CLDWC	Total
Consideration:			
Cash	$ –	$ 50,000	$ 50,000
Convertible debenture	–	50,000	50,000
Issuance of share capital	75,000	50,000	125,000
	$ 75,000	$ 150,000	$ 225,000

Net assets acquired, at fair value:

	CCLD	CLDWC	Total
Inventory	$ 5,000	$ 5,000	$ 10,000
Capital assets	352,952	210,000	562,952
Goodwill	–	125,000	125,000
Assumption of lease obligations	(282,952)	(190,000)	(472,952)
	$ 75,000	$ 150,000	$ 225,000

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INTERNATIONAL HEALTH PARTNERS INC.

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2001 and 2000

6. Capital assets:

			2001
	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 87,898	$ 34,067	$ 53,831
Office furniture and fixtures	28,883	4,802	24,081
Medical and dental equipment	551,788	155,119	396,669
Leasehold improvements	562,687	76,462	486,225
	$ 1,231,256	$ 270,450	$ 960,806

			2000
	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 65,526	$ 16,859	$ 48,667
Office furniture and fixtures	12,808	1,175	11,633
Dental equipment	486,731	62,049	424,682
Leasehold improvements	422,688	23,444	399,244
	$ 987,753	$ 103,527	$ 884,226

The majority of medical and dental equipment has been financed through capital leases.

7. Goodwill:

	2001	2000
Cost	$ 164,660	$ 125,000
Accumulated amortization	(43,682)	(12,500)
	$ 120,978	$ 112,500

8. Bank indebtedness:

		2001		2000
Cheques issued in excess of funds on deposit	$	12,968	$	65,578
Operating loan		25,000		–
	$	37,968	$	65,578

A revolving line of credit is available to the Corporation up to a maximum of $75,000. The loan is payable on demand with interest at prime plus 1% per annum. The loan is secured by a general security agreement and a continuing guarantee and postponement of claim of a shareholder.

9. Other accounts payable:

		2001		2000
Deferred share subscriptions (note 17(a))	$	114,000	$	–
Deferred purchase consideration (note 5(b))		84,000		–
	$	198,000	$	–

10. Long-term debt:

		2001		2000
Bank loan, repayable in monthly installments of $2,870 including interest at bank prime rate plus 2.25% due March 2004	$	99,957	$	134,397
Note payable, non-interest-bearing, repayable in installments of $17,500 on August 31, 2001 and August 31, 2002		35,000		–
		134,957		134,397
Less current portion		51,940		34,440
	$	83,017	$	99,957

The bank loan is secured by government guarantees and other non-corporate security.

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10. Long-term debt (continued):

Principal payments for the next three years are as follows:

2002	$	51,940
2003		51,940
2004		31,077
	$	134,957

11. Capital lease obligations:

Capital lease obligations have implicit rates of interest ranging from 7.5% to 9.9% per annum.

Future minimum lease payments, excluding implicit interest, are as follows:

2002	$	102,110
2003		111,748
2004		122,298
2005		153,004
2006 and later		17,829
Total capital leases		506,989
Current portion		102,110
Long term lease obligations	$	404,879

12. Share capital:

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series

12. Share capital (continued):

(b) Common shares issued:

	Number of shares	Amount
Balance, June 30, 1999	2,717,500	$ 377,588
Issued on business acquisitions (note 5)	611,111	125,000
Issued for cash on private placements	1,056,496	328,550
Issued for cash on exercise of options	102,500	20,500
Balance, June 30, 2000	4,487,607	851,638
Issue for cash on private placements	411,000	205,500
Issued on business acquisitions (note 5)	126,667	38,000
Issued for cash on exercise of options	100,000	26,738
Issued for services	30,000	9,000
Share issue costs	–	(15,381)
Balance June 30, 2001	5,155,274	$ 1,115,495

(c) Stock options:

The Corporation has an incentive stock option plan which provides for the granting of stock options to directors, officers, employees and consultants. At June 30, 2001 there were outstanding stock options to acquire 361,800 (2000 – 431,800) Common Shares at prices ranging from $0.20 to $0.36 per share, with expiry dates ranging from October 6, 2004 to March 30, 2006. Options can be exercised any time prior to expiry.

A summary of the status of the Corporation's stock option plan as of June 30, 2001 and 2000 is as follows:

	June 30, 2001		June 30, 2000	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding, beginning of year	431,800	$ 0.27	182,500	$ 0.20
Granted	30,000	0.20	431,800	0.27
Exercised	(100,000)	0.27	(102,500)	0.20
Canceled	–		(80,000)	0.20
Outstanding, end of year	361,800	$ 0.27	431,800	$ 0.27

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INTERNATIONAL HEALTH PARTNERS INC.

12. Share capital (continued):

The following summarizes information about the stock options outstanding at June 30, 2001. All of these options are currently exercisable:

Range of exercise prices	Number outstanding at June 30, 2001	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$ 0.25	267,600	3.27	$ 0.25
0.36	64,200	3.71	0.36
0.20	30,000	4.75	0.20
$ 0.20 to $ 0.36	361,800	3.47	$ 0.27

13. Income taxes:

The income tax expense differs from the amount which would be obtained by applying the expected Canadian income tax rates as follows:

	2001	2000
Income tax rate	43.1%	44.6%
Expected income tax recovery	$ (219,485)	$ (159,376)
Non-deductible items	10,775	11,150
Valuation allowance	208,710	148,226
	$ –	$ –

At June 30, 2001, the Corporation has the following loss carry-forwards available to reduce future years' income for tax purposes the benefit of which has not been reflected in these financial statements.

Non-capital losses carried forward for tax purposes expiring:	
2008	$ 467,462
2007	413,177
2006	109,875
2005	100,174

13. Income taxes (continued):

The components of the Corporation's future income tax assets at June 30, 2001, no portion of which has been recorded in these financial statements, are as follows:

Future tax assets (liabilities):		
Non-capital losses	$	375,197
Share issue costs		3,477
Capital assets		12,313
Goodwill		(4,207)
		386,780
Less valuation allowance		386,780
Net future tax assets	$	–

14. Financial Instruments:

The carrying values of current assets and current liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. The carrying values of obligations under capital lease and term loans approximate their fair value as the terms and conditions of the borrowing arrangements are comparable to current market terms and conditions for similar items. The carrying value of the note payable is not practical to determine due to the limited amount of comparable market information available.

15. Change in non-cash operating accounts:

		2001		2000
Accounts receivable	$	(98,527)	$	(83,222)
Inventory		17,283		(28,036)
Prepaid expenses and deposits		12,469		(89,460)
Accounts payable and accrued liabilities		313,299		181,377
	$	244,524	$	(19,341)

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INTERNATIONAL HEALTH PARTNERS INC.

16. Commitments:

The Corporation has operating lease commitments for clinic premises. Future payments pursuant to these commitments are as follows:

2002	$ 319,298
2003	309,890
2004	309,890
2005	309,890
2006	309,890
	$ 1,558,858

17. Subsequent events:

(a) Private placement:

Subsequent to year end the Corporation raised $231,788 through a private placement of 1,324,500 units. Each unit consists of one common share and one full warrant. Each warrant is exercisable at a price of $0.25 for a period of 24 months from the closing date of the offering.

(b) Acquisition:

The Corporation acquired certain assets of Westland Dental on July 1st, 2001. The assets acquired include receivables, inventory, equipment and leasehold improvements for a total purchase price of $398,439.

The Corporation provided cash, issued common shares, a convertible debenture, and assumed lease obligations and bank debt to complete the acquisition.

82-4868

FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: __________Schedule A

____X____Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER: International Health Partners Inc.

ISSUER ADDRESS: 501, 501 – 18 Ave SW, Calgary, AB T2S 0C7
ISSUER PHONE: (403) 264-7664
ISSUER FAX: (403) 264-7640

CONTACT PERSON: David McQuaig

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (403) 264-7664

FOR YEAR ENDED: June 30, 2001

DATE OF REPORT: November 19, 2001

CONTACT EMAIL ADDRESS: info@ihp.ca

WEB SITE ADDRESS: www.ihp.ca

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David McQuaig	"David McQuaig"	November 19, 2001
NAME OF DIRECTOR		DATED
Ken Hughes	"Ken Huhges"	November 19, 2001
NAME OF DIRECTOR		DATED

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs

Expenses shown are broken down into three main categories. $1,804,283 relates to expenses directly incurred in the daily operation of Medical & Dental Clinics. $238,186 relates to General & Administrative expenses of the "Head Office". This includes salaries for head office staff as well as head office contributions to accounting, marketing and staffing administration. Depreciation and amortization of $198,105 relates mainly to depreciation expenses incurred for facilities and equipment acquired.

2. Related Party Transactions

There were no related party transactions.

3.(a) Summary of securities issued and options granted during the period

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
May 24,	Common	Exercise of options	84,200	$0.25	$21,050	Cash
May 24	Common	Exercise of options	15,800	$0.36	$5,688	Cash

3.(b) Options Granted during the period

Date of Issue	Number	Name of Optionee	Exercise Price	Expiry Date
March 30	30,000	Ken Hughes	$0.20	March 30/06

4.(a)(b) Particulars of Authorized Capital and Summary of Shares Issued and Outstanding

Authorized: Unlimited Common Shares with no par value

Issued: 5,155,274 common shares
Value of common shares: $1,115,495

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4.(c) Summary of Options outstanding as at June 30, 2001

Security	Number	Exercise Price	Expiry Date
Options	267,600	$0.25	October 6, 2004
Options	64,200	$0.36	March 16, 2005
Options	30,000	$0.20	March 30, 2006
Warrants	1,428,571	$0.25	May 30, 2003
Warrants	469,000	$0.60	January 27, 2002

4.(d) Shares in Escrow as at February 28, 2001

777,777 common shares are held in escrow.
There are no pooling agreements.

5 List of Directors and Officers as at November 19, 2001, 2001

David McQuaig	President, CFO, Director
Ed Belanger	CEO
Randy Dawson	Secretary, Director
Bob Syverson	Director
Steve Walton	Director
Ken Hughes	Director
Dr. Nathaniel Podilsky	Director

Schedule C: Management Discussion

International Health Partners Inc. provides Practice Management services to Medical & Dental Practitioners, thus allowing them to focus on quality patient care. The corporation markets and operates Dental Centres with the brand 310 SMILE and trades under the symbol IHP on the Canadian Venture Exchange.

For the year ending June 30, 2001, the Corporation recorded total revenue of $2,943,756 of which $2,049,635 was derived from dental services income and $894,121 was derived from medical services income. Another $63,880 of other income was generated primarily from management fee revenue and sub lease rental revenue.

Expenses directly relating to the medical and dental services income totalled $1,223,857 for the year ending June 30, 2001. Operating expenses, aside from the amount above, relating to these dental clinics totalled $1,804,283 plus depreciation of $198,105. The General and Administrative expenses for the Management of the Corporation were $238,186. As a result of the foregoing, the Corporation had a loss for the period of $509,247 including depreciation of $198,105.

As at June 30, 2001, the Corporation had cash and/or cash equivalents and accounts receivable totalling $188,185. The Corporation intends to continue to acquire dental and medical practices over the ensuing twelve months in the province of Alberta.

In April of 2001 the corporation acknowledged its failure to close on a previously announced "4th Dental" acquisition. This resulted in a one time loss of approximately $68,000.00

On June 4th the corporation entered into a letter of intent with DentaCare Inc. Management spent several months negotiating this merger / acquisition that became effective July 1, 2001. International Health Partners (IHP) acquired a fourth dental office "DentaCare Westland" in Spruce Grove, Alberta. However this acquisition was multi faceted in that it saw IHP also acquire management agreements to supply management services for 3 other DentaCare offices. Additionally IHP acquired the University of Alberta Graduate Students Association Dental Plan contract. Furthermore in a bid to enhance and streamline our administrative infrastructure IHP absorbed the administrative office and staff of DentaCare Inc. the private practice management company that previously managed the DentaCare chain of clinics. The combined result of this transaction is expected to add $1.2 million in additional revenues and decrease administrative costs by $100,000 annually.

From a cash flow basis, all six clinics are cash flow positive and management now anticipates head office overhead costs to be covered by the revenue from the operations of these six clinics.

On November 19th, 2001, one director and two other investors subscribed for 700,000 units in a private placement priced at .135 for net proceeds to the corporation of $94,500.00.

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International Health Partners Inc.

Instrument of Proxy
for the
Annual Meeting of Shareholders
December 20, 2001

The undersigned shareholder of International Health Partners Inc. (the "Corporation") hereby appoints David McQuaig, President of the Corporation, or, failing him, Ken Hughes, Director of the Corporation, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual Meeting of the shareholders of the Corporation (the "Meeting"), to be held on December 20, 2001, and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. The election of directors for the ensuing year the nominees as group set forth in the Information Circular dated November 9, 2001

   FOR ______________ WITHHOLD FROM VOTING ______________

2. The appointment of KPMG, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration.

   FOR ______________ WITHHOLD FROM VOTING ______________

3. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AND, WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED ABOVE, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned hereby revokes any proxies heretofore given.

DATED this ____________day of ______________, 2001.

____
(Signature of Shareholder)

____
Name of Shareholder (PLEASE PRINT)

____
(Number of Shares Voted)

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the Corporation, c/o Alberta Compliance Services Inc., 602, 304 - 8th Avenue S.W., Calgary, Alberta T2P 1C2 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting or any adjournment thereof.
5. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof.

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International Health Partners Inc.
(the "Corporation")

Supplemental Mailing List

RETURN CARD

National Policy 41 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's supplemental mailing list in order to receive quarterly financial statements of the Corporation.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive quarterly financial statements of the Corporation, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

International Health Partners Inc.
c/o Alberta Compliance Services Inc.
602 - 304 - 8 Avenue SW
Calgary, Alberta, T2P 1C2

☐ I would like to receive quarterly financial statements by regular mail

☐ I consent to receive quarterly financial statements via electronic mail.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of International Health Partners Inc..

____
Signature of Shareholder

Dated __________________, 2001

82-4868

INTERNATIONAL HEALTH PARTNERS INC.

November 15, 2001

Presidents Letter to Shareholders

The year ending June 30, 2001

Looking Back

In a year when most market indicators fell and expansion capital was extremely scarce, management at International Health Partners Inc. is extremely pleased with the progress it has made in the past year.

The corporation expanded into the field of primary healthcare by acquiring two Family Practice clinics located in Calgary. The corporation focussed on its three existing Dental Practices to ensure that all were profitable and growing aggressively. This resulted in Gross Revenues increasing **312%** to **$2,943,756** for the year ended June 30, 2001 as compared with $942,335 for the previous year ended June 30, 2000.

The corporation evaluated two merger opportunities and decided that neither would have been in the best interests of our shareholders. Management continues to seek out merger and growth opportunities to enhance shareholder value.

Management spent several months negotiating a tremendous merger / acquisition that became effective July 1, 2001. International Health Partners (IHP) acquired a fourth dental office "DentaCare Westland" in Spruce Grove, Alberta. However this acquisition was multi faceted in that it saw IHP also acquire management agreements to supply management services for 3 other DentaCare offices. Additionally IHP acquired the University of Alberta Graduate Students Association Dental Plan contract. Furthermore in a bid to enhance and streamline our administrative infrastructure IHP absorbed the administrative office and staff of DentaCare Inc. the private practice management company that previously managed the DentaCare chain of clinics. The combined result of this transaction is expected to add $1.2 million in additional revenues and decrease administrative costs by $100,000 annually.

The corporation is extremely pleased to welcome to its Board of Directors Dr. Nathaniel Podilsky. Dr. Podilsky has been a well-respected successful practicing Dentist for 14 years. Additionally Dr. Podilsky was the President and

82-4868

Founder of Dentacare Inc. a private dental practice management company that managed a chain of 8 dental offices in Edmonton. Dr. Podilsky brings a great depth of business experience in the dental field to the board. He replaces Ed Belanger who resigned as a director earlier in the year but will continue with limited involvement in IHP until the end of his contract in August 2002.

Although the corporation ended the year with a loss of $509,247 it would like to highlight the 312% increase in Gross Revenues to $2,943,756 for the current year. As a percentage of sales this year's loss was down to 17.2% as compared with 38% for the previous year ending June 30, 2000.

Looking Ahead

Enclosed you will also find 1st Quarter financial statements for the three months ending September 30, 2001. Management is extremely pleased with yet again another tremendous increase in revenue. Revenues in the first quarter of $1,153,435 are up 278% from $423,071 for the same period last year. At this rate **annualized revenues** are predicted to be **in excess of 4.8 million**, a 165% increase over last year. A net loss of $54,724 for the quarter less Depreciation of $62,873 leaves the corporation in a **cashflow positive** position. Management also predicts a more profitable second quarter due to one-time charges incurred in the first quarter for the transition of its administrative offices as well as the traditionally slower revenue months of July and August being behind them.

Currently management is evaluating several acquisitions with revenues ranging from $500,000 to $2.5 million. Additionally management continues discussions with several merchant bankers in an attempt to arrange debenture financing to fund future acquisitions. Management feels that in order to minimize dilution to shareholders, debenture financing of future acquisitions would be the preferred method of expansion.

In closing, I offer my thanks to all of our shareholders, employees and suppliers who have supported this company as it grew from an idea to over $4.8 million in Revenues. Our company has developed a solid revenue base of medical and dental revenues, which are very stable. With the changing face of health and dental care and its delivery we look forward to reporting even better results in the months and years to come.

Sincerely,

David B. McQuaig
President & CFO

82-4868

INTERNATIONAL
HEALTH
PARTNERS
INC.

International Health Partners Inc. (IHP) was founded on the conviction that the primary care medical and dental services industry could be structured in such a way as to improve the position of the medical/dental practitioner without looking to the insurer or taxpayer for increased funding. Moreover, it would result in the improvement of the quality of service to the patient through the upgrading of health facilities and the streamlining of procedures.

Through an innovative and progressive partnership arrangement with medical and dental professionals, International Health Partners Inc. has grown its revenues to approximately $4 million in less than 2 years. Based on its founding industry consolidation concept IHP owns/operates a chain of modern clinics in southern Alberta and is currently poised to expand its operations significantly by the end of this calendar year.

Often referred to as Practice Management Companies or PMCs, IHP is unique in that its focus is on primary care physicians and dentists as opposed to specialty services such as optical centres or cosmetic surgery operations. This is significant from two fundamental aspects in that the latter types of PMCs do not qualify under health insurance programs and are subject to price competition. In contrast, fees for primary care services, such as those offered by IHP are standardized by government regulators and virtually in all cases are fully insured. Accordingly, IHP is focussed on a segment of the healthcare industry that produces not only a stable revenue stream, but its receivables are of the very highest quality.

IHP has also broken new ground in another important area, which will diversify revenues and create new market opportunities. This being Management and Licensing Agreements, whereby IHP provides professional management, accounting, staffing, and group marketing services. The advantages here are that practitioners still own their businesses, yet benefit from the economies of shared resources. For IHP this is purely a bottom line benefit, since there are no capital costs that are normally associated



The Rationale for Consolidation

There are approximately 46,000 primary care medical and dental professionals in Canada with the vast majority operating as independent businesses. The average practioner spends up to 30% of man-hours on non-billable, non-medical administration and up to 70% of total income on overhead. These percentage figures are substantial when one considers that collectively this industry group represents in excess of $10 billion per annum in gross revenues. IHP believes that within this industry there is significant waste, duplication, and operational

inefficiencies. IHP also believes that many of these inefficiencies can be eliminated through a strategic collaboration of health professionals under a larger corporate umbrella and that value can be created for all stakeholders including its shareholders.

Listed:	Canadian Venture Exchange
Symbol:	IHP
52 Week Trading Range:	$0.35 - $0.10
Shares Outstanding:	6,909,774
Fully Diluted:	9,219,774
Held by Insiders:	35%
Share Capital:	$ 1,316,769
Fully Diluted:	$ 1,761,683
Transfer Agent:	Computershare Services Inc.
CUSIP Number	29787P102
Website Address:	www.ihp.ca
Investor Inquiries:	1-877-664-6663

INTERNATIONAL HEALTH PARTNERS INC.

Tel: (403) 264-7664
Fax: (403) 264-7640
Website: www.ihp.ca
#501, 501 - 18th Avenue SW
Calgary, Alberta, Canada
T2S 0C7

Directors & Officers

Mr. David McQuaig is President, Director and CFO of the Company. He has a proven and diversified history of corporate management, operational management and equity finance. He served as Secretary-Treasurer and director of EIG Equity Investment Group, Inc. and was also General Manager Canada West Printing.

Dr. Nathaniel Podilsky, President & Founder of DentaCare Inc. has a distinguished and successful history of organizational management and enterprise building, adding depth and valuable expertise to IHP's board and operational management. Dr. Podilsky has 20 years of experience in Dentistry and developing the DentaCare chain. Dr. Podilsky in the past has managed 8 dental offices through his private management company DentaCare Inc.

Mr. Randy Dawson is Secretary & a Director of the Company. He is also President and director of Alberta Spirits, Inc., a chain of specialty liquor stores, a position he has held since 1994. He was Chief of Staff to the Rt. Hon. Joe Clark, former Minister of Constitutional Affairs, in 1993. He was also Special Advisor and Executive Assistant to Dick Johnston, former Alberta Provincial Treasurer, from 1986 to 1992. Mr. Dawson brings significant professional associations to the Company and proven successful expertise in the areas of corporate franchise development and organizational management.

Mr. Ken Hughes is a Director of the Company. He brings extensive experience to IHP's management team and holds a distinguished record in both academic and career achievements. Mr Hughes holds a Masters of Public Administration from Harvard University with a background in energy, agriculture and healthcare. He is President of Trade Strategies International Inc. a Calgary based consulting company. Mr. Hughes served as Chair of the Headwaters Health Authority and was a Member of Parliament from 1988 to 1993, serving in positions of increasing responsibility, including Parliamentary Secretary to the Deputy Prime Minister of Canada.

Mr. Robert Syverson is a Director of the Company. He was formerly President and Chief Operating Officer for Apple Orthodontix, Inc. and has held positions of Vice-President of Finance, Operations, and International Sales for "A" Company Orthodontics, a manufacturer and supplier of orthodontic materials and a former affiliate of Johnson & Johnson.

Mr. Steve Walton was the former Vice President Business Development and General Counsel for Apple Orthodontix Inc. Apple (AOI - AMEX) was a Professional Practice Management company supplying services to 70 Orthodontists in both the U.S. and Canadian markets.

82-4868

"PUBLIC"

Form 20

REPORT UNDER SECTION 108(1) OF THE *SECURITIES ACT* OF A TRADE MADE UNDER SECTION 107(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) OR (z) OF THE *SECURITIES ACT* OR SECTION 122(b) OR (d) OF THE *ALBERTA SECURITIES COMMISSION RULES*.

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the *Bank Act* (Canada) applies or a trust company registered under the *Trust Companies Act* acquires from a customer an evidence of indebtedness of the customer or an equity investment in ... acquired concurrently with an evidence of indebtedness.

1. Full name and address of the Vendor.

   International health Partners Inc., 501, 501 - 18 Ave SW, Calgary, AB T2S 0C7

2. Name and address of the issuer of the security traded and description of the security.

   as above

3. Date of trade(s).

   October 29, 2001

4. Amount or Number of Securities purchased.

   no purchase - stock option grant of 114,300 shares

5. The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a reduced hold period under the SHAIF System and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 107(1)(p) or (q) of the Act.

6. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

not applicable

---

7. State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

not applicable - no options have been exercised

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary this 9th day of, November 2001

International Health Partners Inc.

(name of vendor or agent - please print)

Signature

President & CFO

(official capacity - please print)

David B. McQuaig

(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

INSTRUCTIONS:

1. In answer to question 5 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting.
2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross referenced to the relevant item and properly identified and signed by the person whose signature appears on the report.
3. Please file this report in duplicate with the required fee. Cheques are payable to the Alberta Securities Commission.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *ALBERTA SECURITIES COMMISSION RULES* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE *SECURITIES REGULATION* AND THE *ALBERTA SECURITIES COMMISSION RULES* SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE MAY RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

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INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL HEALTH PARTNERS, INC

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 97

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): 12 00

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ~~Ken~~ HUGHES B20090

GIVEN NAMES: KENNETH GARDNER

NO. / STREET / APT: 3179 SIGNAL HILL DR. S.W.

CITY: CALGARY

PROV.: ALBERTA POSTAL CODE: T3H3S9

BUSINESS TELEPHONE NUMBER: 403-777-3580

BUSINESS FAX NUMBER: 403-777-3584

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

ALBERTA SECURITIES COMMISSION NOV 16 2001

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	[illegible]							100,000	I	RRSP - Canaccord
[illegible]	[illegible]									
[illegible]	[illegible]									
Options to Acquire		30/03/01	96	30,000		.20		30,000		
Options to Acquire		29/10/01	96	4,500		.16		4,500		

BOX 6. REMARKS

I WAS A DIRECTOR OF THE COMPANY EARLIER → RESIGNED AS OFFICER + DIRECTOR (VF CAPITAL + CANADIAN DENTAL PARTNERS) + THEN RE-JOINED THE BOARD DEC, 2000

ATTACHMENT: YES ☐ NO ☒

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): KENNETH G. HUGHES

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 14/11/01

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 HB -- 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

82-4868

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

International Health Partners Inc

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 25 08 00

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: McQuaig B20070

GIVEN NAMES: David Brian

NO. / STREET / APT: #501, 501 18th Ave S.W.

CITY: Calgary, Alta

PROV.: POSTAL CODE: T2S 0C7

BUSINESS TELEPHONE NUMBER: 403 - 264 - 7664

BUSINESS FAX NUMBER: 403 - 264 - 7640

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☑ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ BRITISH COLUMBIA ☐ FEDERAL ☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☐ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN ☐ UNITED STATES ☐ NASDAQ ☑ SEC

ALBERTA SECURITIES COMMISSION NOV 13 2001

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	414,000	24 05 01	7 6	84 200		.25		498200	D	
Common Shares	498,200	24 05 01	7 6	15 800		.36		514000	D	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): David B. McQuaig

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 05 06 01

FIN 2036 Rev. 95/2/22 HB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE